Exhibit 12(c)

COMPUTATION OF RATIO OF TOTAL DEBT TO EBITDA(1)

The following table sets forth Lamar Media’s ratio of total debt to EBITDA for the periods indicated.

	Year Ended December 31,					Three Months Ended March 31,
	2009	2010	2011	2012	2013	2013	2014
(dollars in thousands)						(unaudited)
Total debt	$2,674,912	$2,409,140	$2,158,528	$2,160,854	$1,938,802	$2,154,872	$1,946,761
EBITDA(2)	435,293	436,664	482,921	469,313	510,006	93,049	91,527
Ratio of total debt to EBITDA	6.1x	5.5x	4.5x	4.6x	3.8x	n/a	n/a

(1)	The ratio of total debt to EBITDA is defined as total debt divided by EBITDA.
(2)	EBITDA is defined as earnings (loss) before interest, taxes, depreciation and amortization. EBITDA represents a measure that we believe is customarily used by investors and analysts to evaluate the financial performance of companies in the media industry. Our management also believes that EBITDA is useful in evaluating our core operating results. However, EBITDA is not a measure of financial performance under accounting principles generally accepted in the United States and should not be considered an alternative to operating income or net income as an indicator of our operating performance or to net cash provided by operating activities as a measure of our liquidity. Because EBITDA is not calculated identically by all companies, the presentation in this prospectus may not be comparable to those disclosed by other companies. In addition, the definition of EBITDA differs from the definition of EBITDA applicable to the covenants for the notes.